November 5, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Katherine Wray, Attorney-Advisor

Re: Request to Withdraw Registration Statement on Form S-1 (File No. 333-224954)

Ladies and Gentleman:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), SharedLABS, Inc. (the “Registrant”) hereby requests the immediate withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registration Statement on Form S-1, File No. 333-224954, together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement was publicly filed with the Securities and Exchange Commission (the “SEC”) on May 15, 2018 and initially as a Draft Registration Statement on January 30, 2018.

The Registrant is requesting to withdraw the Registration Statement because it has elected not to pursue the sale of securities pursuant to the Registration Statement at this time. The Registrant confirms that no securities were sold in connection with the offering contemplated by the Registration Statement. Pursuant to Rule 477(c) under the Securities Act, the Registrant advises the SEC that the Registrant may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

In accordance with Rule 457(p) of the Securities Act, the Registrant requests that all fees paid to the SEC in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to Darrin M. Ocasio, Esq. of Sichenzia Ross Ference LLP, via email at dmocasio@srf.law.

Should you have any questions regarding this matter, please call counsel to the Registrant, Darrin M. Ocasio, Esq. of Sichenzia Ross Ference LLP, at (212) 398-1493.

Very truly yours,

SharedLABS, Inc.

By:	/s/ Jason M. Cory
Name:	Jason M. Cory
Title:	Chief Executive Officer

6 East Bay Street, Suite 400

Jacksonville, FL 32202